                                                                File Nos. 69-362
                                                                          69-412
                                                                          69-419


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-3A-2


             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                     To Be Filed Annually prior to March 1

                                    DQE, Inc.
                               (File No. 69-362),

                              DQE Enterprises, Inc.
                                (File No. 69-412)
                                       and
                            DQE Energy Services, LLC
                                (File No. 69-419)

                              (Names of Companies)

                      For the year ended December 31, 2001

     Each of DQE, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, LLC; hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     DQE, Inc. and DQE Enterprises, Inc. are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE Energy Services, LLC is a public utility holding company and a limited liability company organized in the State of Delaware. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has nine wholly owned subsidiaries:
Duquesne Light Company; DQE Enterprises; DQE Energy Services; DQE Systems, Inc.; DQE Financial Corp.; DQE Capital Corporation; Cherrington Insurance Ltd.; Duquesne Power Inc.; and Brighter Light Corporation. DQE also has one majority-owned subsidiary: AquaSource, Inc.
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     (1)  Duquesne Light and Subsidiaries.  Duquesne Light is a public utility
          --------------------------------
company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 ("PUHCA"). Duquesne Light is engaged in the transmission, distribution and sale of electric energy and provides service to approximately 586,000 direct customers in southwestern Pennsylvania, a territory of approximately 800 square miles. At December 31, 2001, Duquesne Light had approximately 1,300 employees.

     Duquesne Light has four wholly owned subsidiaries, Monongahela Light & Power Company; Duquesne Financial LLC; DQE Energy Limited (which in turn has one wholly owned subsidiary, Monticello Corporation); and DQE Energy Two Limited. Duquesne Light is also the one percent general partner of Duquesne Capital L.P. and the 99 percent limited partner of Duquesne Financial, L.P. (of which Duquesne Financial, LLC is the one percent general partner).

     Monongahela Light & Power has three wholly owned subsidiaries: Oakridge Resources, Inc.; DataCom Information Systems LLC; and ValuSource Energy Services, LLC. Oakridge Resources owns a 50 percent joint venture interest in Laurel Ventures, which in turn is engaged in the mining, marketing and sale of coal. DataCom operates the Customer Advanced Reliability System, the electronic automated meter-reading and reliability system used by Duquesne Light. ValuSource performs energy supplier brokering services. Monongahela Light & Power also owns 12.5 percent of Maglev, Inc., which was formed to develop a high-speed magnetic levitation transportation project for Pittsburgh.

     DQE Energy, DQE Energy Two and Monticello are engaged in activities related to the competitive transition charges for Duquesne Light.

     Duquesne Financial, L.P. has one wholly owned subsidiary, DQU II Funding Corporation, which provides financing to other subsidiaries of Duquesne Light.

     Duquesne Light, Monongahela Light & Power, Oakridge Resources, Laurel Ventures, Maglev, and Duquesne Financial, L.P. are organized under the laws of Pennsylvania. Duquesne Capital L.P., DataCom, DQU II Funding, Valusource, Monticello and Duquesne Financial LLC are organized under the laws of Delaware. DQE Energy and DQE Energy Two are organized under the laws of the Cayman Islands.

     (2) AquaSource and Subsidiaries. AquaSource is a water resource management
         ---------------------------
company that acquires, develops and manages water and wastewater systems and complementary businesses. AquaSource has four wholly owned subsidiaries:
AquaSource Development Company; AquaSource Services I, LLC; AquaUtility Construction I, LLC; and The Reynolds Group, Inc. AquaSource also owns all of the common stock and 90 percent of the preferred stock of AquaSource Utility, Inc.; the remaining 10 percent of the preferred stock is owned by an unrelated third party.

     AquaSource Development is engaged in developing, owning and operating water and wastewater system facilities and infrastructure, primarily for new residential homes.

     AquaSource Services I, LLC, has one wholly owned subsidiary, AquaSource Services II, LLC, and is the one percent general partner of AquaSource Services, LP (of which AquaSource Services II is the 99 percent limited partner). AquaSource Services, LP, directly and through its subsidiaries, primarily performs the daily operations, management and other miscellaneous services for AquaSource Utility, AquaSource Development and other third party water and wastewater systems. AquaSource Services, LP, has three wholly owned subsidiaries--H.M. Northcutt Corporation, Lab-Tech Corporation and Water Quality Management Corporation--and one 80-percent owned subsidiary, Chattanooga Water Company.

  AquaSource Utility, directly and through its subsidiaries, owns regulated utility assets (water and wastewater) and holds investments in such regulated utility companies. AquaSource Utility has the following direct, wholly owned subsidiaries: AquaSource Utility-Arizona, Inc.; AquaSource Utility-New

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Jersey, Inc.; AquaSource Utility-North Carolina, Inc.; AquaSource
Utility-Pennsylvania, Inc.; AquaSource Utility-Virginia, Inc.; AquaSource/CU, Inc.; AquaSource/RU, Inc.; AquaSource/UC, Inc. (with one wholly owned subsidiary, Utility Center, Inc.); Arredondo Utility Co.; Blue Ridge Utility Company; Brookside Sewer District, Inc.; Cambridge Water Works, Inc.; Crystal River Utilities, Inc.; Dolomite Utilities Corp. (with one wholly owned subsidiary, Kensington Park Utilities, Inc., which in turn has one wholly owned subsidiary, Longwood Run Utilities, Inc.); Dykeer Water Company, Inc.; Earlysville Forest Water Company; Eastern Connecticut Regional Water Company, Inc.; Fairways Utilities, Inc.; Glynnwood Water Systems, Inc.; Goshen Utilities, Inc.; Heritage Homes of Virginia, Inc.; Indian River Water Company; Jasmine Lakes Utilities Corp.; Kaanapali Water Corporation; Kingsvale Water Company, Inc.; Lake Monticello Service Company; Lake Suzy Utility, Inc.; Land 'Or Utility Company, Inc.; Maxim Sewerage Corporation; Mayfore Water Company, Inc.; Mountain Point Utilities, Inc.; Mountainview Water Co., Inc.; Ocala Oaks Utilities, Inc.; Rainbow Forest Water Corporation; Rayco Utilities; Reston/Lake Anne Air Conditioning Corp.; Sydnor Hydrodynamics, Inc. (with seven wholly owned subsidiaries: Alpha Water Corporation; AquaSource SL, Inc.; Caroline Utilities, Inc.; Ellerson Wells, Incorporated; James River Service Corporation; Powhatan Water Works, Incorporated; and Sydnor Water Corporation); Waccabuc Water Works Inc.; Water Distributors, Inc.; Wild Oaks Water Company, Inc.; and Willowbrook Utility Company, Inc.

     AquaUtility Construction I, LLC, has one wholly owned subsidiary, AquaUtility Construction II, LLC, and is the one percent general partner of AquaUtility Construction, LP (of which AquaUtility Construction II is the 99 percent limited partner). AquaUtility Construction, LP, primarily performs water and wastewater construction services for AquaSource Utility, AquaSource Development and third party clients, and administers the water and wastewater lease plant program.

     The Reynolds Group, directly and through its subsidiaries, owns and operates regulated utility assets (water and wastewater) and holds investments in such regulated utility companies. It also operates water and wastewater systems for third parties and provides engineering services to AquaSource-related companies and third party clients. The Reynolds Group has five wholly owned subsidiaries: Capitol Engineering, Inc.; Indiana Water Infrastructure Group, Inc.; Reynolds Construction Management, Inc.; Reynolds International, Inc.; and Reynolds Operations Corporation. Indiana Water Infrastructure Group has six wholly owned subsidiaries: Country View Sewage Plant, Inc.; Chimney Wood Sewage Works, Inc.; Wastewater One, LLC; Water One, Inc.; Wildwood Shores Utilities Corp.; and Wymberley Sanitary Works, Inc. The Reynolds Group also owns an approximately 81.4 percent limited liability company interest in Hendricks County Wastewater, LLC.

     AquaSource is organized under the laws of Delaware. AquaSource Development is organized under the laws of Texas. AquaSource Services I and II are organized under the laws of Delaware; AquaSource Services, LP and Lab-Tech are organized under the laws of Texas; H.M. Northcutt is organized under the laws of South Carolina; Water Quality Management is organized under the laws of Colorado. Chattanooga Water is organized under the laws of Tennessee.

     AquaSource Utility and AquaSource UC are organized under the laws of Texas. Arredondo Utility Company, Crystal River Utilities, Dolomite Utilities, Jasmine Lake Utilities, Kensington Park Utilities, Lake Suzy Utility, Longwood Run and Ocala Oaks Utilities are organized under the laws of Florida. AquaSource Utility-North Carolina, Fairways Utilities, Glynnwood Water Systems, Mountain Point, Rayco and Willowbrook Utility are organized under the laws of North Carolina. AquaSource Utility-Pennsylvania is organized under the laws of Pennsylvania. Brookside Sewer District is organized under the laws of South Carolina. Cambridge Water Works, Dykeer Water, Kingsvale Water Company, Waccabuc Water Works and Wild Oaks Water Company are organized under the laws of New York. AquaSource/CU and AquaSource/RU are organized under the laws of Missouri. Utility Center is organized under the laws of Indiana. AquaSource Utility-- Arizona is organized under the laws of Arizona. AquaSource Utility--New Jersey and Maxim Sewerage are organized under the laws of New Jersey. AquaSource Utility--Virginia, AquaSource SL, Earlysville Forest Water Company, Heritage Homes, Indian River, Lake Monticello Service, Land `Or Utility, Mayfore Water Company,

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Mountainview Water, Rainbow Forest Water, Reston/Lake Anne Air Conditioning,
Sydnor Hydrodynamics, Water Distributors, Alpha Water, Blue Ridge Utility, Caroline Utilities, Ellerson Wells, James River Service, Powhatan Water Works and Sydnor Water are organized under the laws of Virginia. Eastern Connecticut Regional Water Company is organized under the laws of Connecticut. Goshen Utilities is organized under the laws of Kentucky. Kaanapali Water is organized under the laws of Hawaii.

     AquaUtility Construction I and II are organized under the laws of Delaware. AquaUtility Construction, LP is organized under the laws of Texas.

     The Reynolds Group and all its subsidiaries are organized under the laws of Indiana.

     (3) DQE Enterprises and Subsidiaries.  During 2001, DQE formalized plans to
         --------------------------------
monetize the DQE Enterprises business, as it is no longer consistent with DQE's focus on core regulated utilities. DQE Enterprises developed businesses that use technology to help customers derive greater value from essential products, such as electricity, water, natural gas and communications, and to position utilities to be more competitive. DQE Enterprises has five wholly owned subsidiaries:
Allegheny Development Corporation; DQE Enterprises Ventures, Inc.; Property Ventures, Ltd.; JLK Technology, Inc.; and On-Demand Energy, Inc.

     In July 2001, Allegheny Development sold the Pittsburgh International Airport energy facilities. Allegheny Development has never been a public utility company for purposes of the Pennsylvania Public Utility Code. DQE had previously, however, elected to treat Allegheny Development as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of Allegheny Development under Sections 9(a)(2) and 10 of the Act). Allegheny Development's utility operations were located within the service territory of Duquesne Light, were integrated with those of Duquesne Light, and were related solely to the provision of energy to the airport. Allegheny Development has one wholly owned subsidiary, Keystone Power Services, LLC, which until mid-2001 held a 50 percent interest in Control Solutions, LLC, a commercial and industrial heating, ventilation and air conditioning service and energy controls company. Control Solutions owned approximately 73 percent of Control Solutions-New England, LLC (heating, ventilation and air conditioning service and energy controls); 80 percent of Diversitech, LLC (heating, ventilation and air conditioning service and energy controls); and 100 percent of Gray Matter Systems, LLC (engaged in industrial process controls).

     DQE Enterprises Ventures maintains and manages certain intangible investments and collects and distributes income from such investments.

     Property Ventures owns real estate in southwestern Pennsylvania.

     JLK Technology was formed to hold a 50 percent limited and general partnership interest in Kommco, L.P. (d/b/a eGauge), a joint venture formed with ITRON, Inc. to offer wireless communications for monitoring and control services.

     On-Demand provides energy-related products and services such as demand controls, energy management systems, and energy-efficient lighting.

     DQE Enterprises owns approximately 40 percent of the voting securities of LabCor, Inc., which provides inorganic air analytical laboratory services. DQE Enterprises owns approximately 18 percent of Enermetrix, Inc., which provides electronic commerce technology and solutions to the energy industry. DQE Enterprises owns approximately 11 percent of L4 Solutions, Inc., which provides asset management solutions to the utility industry. DQE Enterprises owns an approximately 10 percent interest in TeamFUEL, which offers a real-time, total fuel solution to optimize procurement and tank management strategies.

                                       4
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     The subsidiaries discussed in this paragraph all filed petitions under
Chapter 7 of the U.S. Bankruptcy Code in 2001. DQE Enterprises owns approximately 24 percent of the voting securities of Recra Environmental, which provided (through its wholly owned subsidiary Electro-Pure Systems, Inc.) environmental testing and measurement services. DQE Enterprises owns approximately 25 percent of the voting securities of BroadPoint Communications, Inc., which provided sponsored communications and integrated new media, including the FreeWaySM advertiser-sponsored long distance telephone service. DQE Enterprises owns approximately 24 percent of OnlineChoice.com, Inc., which uses the Internet to create customer pools to purchase goods and services, such as electricity, natural gas and telephone service, at lower prices through volume discounts. DQE Enterprises owns approximately 15 percent of iAqua.com, which provides technology solutions for the water industry. DQE Enterprises owns approximately 38 percent of Predictive Data, Inc., which offers an insurance product to replace security deposits. DQE Enterprises owns an approximately 22 percent interest in ServiceStop, which provides an innovative electronic commerce service to employers that allows them to offer their employees easy online access to national providers of essential services.

     DQE Enterprises, Allegheny Development, L4 Solutions, Property Ventures, Keystone and On-Demand are organized under the laws of Pennsylvania. BroadPoint Communications, Control Solutions-New England, DQE Enterprises Ventures, Enermetrix, Gray Matter, JLK Technology, Kommco, OnlineChoice.com, and TeamFUEL are organized under the laws of Delaware. Recra is organized under the laws of New York. LabCor, Inc. is organized under the laws of Oregon. Control Solutions is organized under the laws of Ohio. iAqua and Predictive Data are organized under the laws of California. Diversitech is organized under the laws of Illinois. ServiceStop is organized under the laws of Washington.

     (4) DQE Energy Services and Subsidiaries. DQE Energy Services is a
         ------------------------------------
facilities-management company offering a wide range of energy outsourcing solutions for industrial, manufacturing, airport and institutional markets including operation and maintenance of energy and specialty fuel facilities. DQE Energy Services has 13 wholly owned subsidiaries: DES Corporate Services, Inc.; DES Operating Services, Inc.; DH Canada, Inc.; DH Energy LLC; DQE Power International, Inc.; DES Synfuel Operating Services, Inc.; Defiance Energy, LLC; MT Detroit, Inc.; MT Energy, Inc.; DQE Synfuels, LLC; DH Energy , LP; DQE Synfuels, LP; and Monmouth Energy, Inc., which is an EWG and discussed in Item
4 below.

     DES Corporate Services is an employee services organization that leases professional employees to affiliates on an as-required, project-specific basis.

     DES Operating Services is an employee services organization that leases union and hourly employees to affiliates on an as-required, project-specific basis. Operating Services is the one percent general partner of DH Energy, LP (described below), and is the one percent general partner of DQE Synfuels, LP, which is currently constructing, and will operate and maintain, synthetic fuel facilities.

     Defiance Energy operates and maintains a central utilities complex for a major U.S. automobile maker's facility in Ohio.

     DH Canada provides steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario.

     DH Energy LLC is the 99 percent limited partner in DH Energy, LP, which provides energy services to the Heinz factory complex in Pittsburgh, Pennsylvania. DQE has elected to treat DH Energy LLC as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of DH Energy LLC are currently integrated with those of Duquesne Light.

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     DQE Power International has no active operations.

     DES Synfuel Operating is an employee service company that employs the union labor associated with the synthetic fuel projects operated by DQE Synfuels, LP. DQE Synfuels LLC is the 99 percent limited partner of DQE Synfuels, LP, described above.

     MT Detroit, through its 50 percent membership interest in Metro Energy, LLC, is engaged in the construction and subsequent operation of the Midfield Terminal energy facility at the Detroit Metropolitan Airport pursuant to a construction agreement and an operating and maintenance agreement with Northwest Airlines Inc. and Charter County of Wayne Michigan. Neither MT Detroit nor Metro Energy is treated as an electric utility company for the purposes of PUHCA. Metro Energy is an EWG and discussed in Item 4 below.

     MT Energy operates the Pittsburgh Airport energy facilities pursuant to an operating and maintenance agreement with the Allegheny County Airport Authority. DQE has elected to treat MT Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

     DQE Energy Services, DES Corporate Services, DES Operating Services, DES Synfuel Operating Services, DQE Synfuels LLC, DQE Power International and MT Detroit are organized under the laws of Delaware. MT Energy, DH Energy, Inc., DH Energy, L.P., and DQE Synfuels LP are organized under the laws of Pennsylvania. DH Canada is organized under the laws of New Brunswick, Canada. Metro Energy, LLC, is organized under the laws of Michigan. Defiance Energy is organized under the laws of Ohio. Monmouth is organized under the laws of New Jersey.

     (5) DQE Systems and Subsidiaries. DQE Systems is a solutions company that
         ----------------------------
provides growth, efficiency and value through the delivery of telecommunications services. DQE Systems also has a propane delivery company that has been targeted for divestiture on an orderly basis. DQE Systems has five wholly owned subsidiaries: DQE Communications LLC; Secure Energy, Inc.; DQEnergy Propane, Inc.; Pro Am, Inc.; and DQEnergy Partners, Inc.

     DQE Communications owns, operates and maintains a high-speed, fiber optic-based transmission network for the provision of fiber to telecommunications companies and others desiring broadband capacity.

     Pro Am was formed to act as a holding company for propane business assets and owns 100 percent of five operating companies: Pro Am Louisiana, Inc.; Pro Am of Mississippi, Inc.; Pro Am Northeast, Inc.; Pro Am Southeast, Inc.; and Pro Am Texas, Inc. Pro Am also owns 100 percent of another corporation (also named Pro Am, Inc. and hereinafter referred to as "ProAm 2") that was used to secure the rights to the name "ProAm" in Pennsylvania and now manages the use of that name in Pennsylvania. DQEnergy Propane was a predecessor to Pro Am and was formed to acquire propane business assets.

     Secure Energy was formed to conduct marketing initiatives on behalf of DQE Systems and its affiliate companies.

     DQEnergy Partners was formed to work as a gas, electricity and water operating company, focusing on the operation of municipal and government owned utility distribution systems.

     DQE Systems, DQE Communications, Secure Energy, DQEnergy Partners, DQEnergy Propane and ProAm 2 are organized under the laws of Pennsylvania. Pro Am, Pro Am Northeast, Pro Am Southeast and Pro Am Texas are organized under the laws of Delaware. Pro Am Louisiana is organized under the laws of Louisiana. Pro Am of Mississippi is organized under the laws of Mississippi.

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     (6) DQE Financial and Subsidiaries. DQE Financial is an investment and
         ------------------------------
portfolio management organization focusing its financial expertise in structured finance and alternative-energy markets.

     DQE Financial has three wholly owned subsidiaries: (i) North Shore Affordable Housing, Inc., which holds various investments and acts as general partner in certain limited partnerships, (ii) Mariner Investment Strategies, Inc., which invests in sale/leaseback, lease/leaseback and other structured finance investments; and (iii) Montauk Energy Capital, Inc., which holds various investment interests in landfill gas recovery and other alternative energy subsidiaries. DQE Financial is the one percent general partner of Monticello Leasing L.P. (described below).

     Mariner Investment Strategies has the following wholly owned subsidiaries:

     - Alkmaar, Inc., which is the sole beneficiary of the HVC Facility Trust No. 3 ("HVC Trust"), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

     - Diemen-Flevo Co., which owns a 100 percent membership interest in Liberation II, LLC, which in turn is the sole beneficial owner of CLI Equipment Trust XI, which holds computer equipment. Diemen-Flevo is also the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments which generate certain tax benefits.

     - Diemen No. 33 Corporation, which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Holyhead Corp., which holds the beneficial interest in Stena Explorer Trust 1997-A ("Explorer Trust"), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A ("Voyager Trust"), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

     - Maasvlakte Corporation, which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the "EZH Trusts"), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Monticello Two Corporation, which is the 99 percent limited partner of Monticello Leasing L.P., which is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust"), with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company.

     - Liberation I, LLC, which holds the sole beneficial interest in CLI Equipment Trust No. I, CLI Equipment Trust V and CLI Equipment Trust
          VII. The trusts are party to certain financial transactions involving the lease and leaseback of computer equipment and municipal equipment.

     - Schiphol Corporation, which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in The Netherlands known as Hemwegcentrale Unit 8.

     - Utrecht Company, which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

     Mariner Investment Strategies is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Oneok, Inc.

     Mariner Investment Strategies also holds a 26.25% limited partnership interest in the Covanta Onondaga Limited Partnership (formerly, Ogden Martin Systems of Onondaga Limited Partnership). The Partnership leases and provides operations and maintenance services to a waste to energy facility in Onondaga County, NY.

     Montauk Energy Capital has the following wholly owned subsidiaries:

     - EnviroGas Holdings, Inc., which is the holder of a 100 percent membership interest in CBM Capital, L.L.C., and LFG Capital, L.L.C. CBM Capital was formerly involved in a coal bed methane gas project in Pennsylvania. LFG Capital is engaged in landfill gas recovery projects in Pennsylvania.

     - LFG Management Services, L.L.C., which acts as manager of certain landfill gas limited liability companies.

     - Pigeon Point LFG, Inc. which makes passive investments in landfill gas recovery projects.

     - Monteco Gas, L.L.C., which has four wholly owned subsidiaries of its own: GSF Energy, L.L.C.; Landfill Gas Production, L.L.C.; San Antonio LGP, L.L.C.; and Dade County LGP, L.L.C. Monteco Gas and its subsidiaries own and operate landfill gas collection systems.

     - VB LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     - COP LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     - CRMC Bethlehem, LLC, which makes passive investments in landfill gas recovery projects.

     - Roosevelt Landfill Gas Recovery, L.L.C., which makes passive investments in landfill gas recovery projects.

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

     - Zion LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     - MASS Energy L.L.C., which makes passive investments in landfill gas recovery projects.

     - Glacier Ridge LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     - Baltimore LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     - Pioneer LFG, L.L.C., which makes passive investments in landfill gas recovery projects.

     Montauk Energy Capital owns a 50% limited liability company membership interest in Fresh Gas, L.L.C., which is involved in the collection and sale of landfill gas to a single utility customer on a wholesale basis. Montauk Energy Capital also owns a 50% limited liability company membership interest in each of NEO-Montauk Genco, L.L.C. and Montauk-NEO Gasco, L.L.C., which invest in landfill gas recovery projects and develop electric generation facilities.

     Montauk Energy Capital also owns certain passive limited partnership interests in landfill gas recovery investments. Montauk Energy Capital owns a 50 percent limited liability company interest in Waste Energy Technology L.L.C., which provides landfill gas engineering, design, construction and management related services.

     North Shore Affordable Housing is the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships II, III and VI L.P.; and Bushton TRG Investment Partnerships II-IV, L.P. North Shore Affordable Housing is general partner in Bushton ECH Investment Partnership I, L.P., which in turn is the managing member of Bushton Acquisition LLC. Bushton Acquisition is a limited partner in three limited partnerships that invest in affordable housing. North Shore Affordable Housing is also a limited partner in a limited partnership that invests in affordable housing. Because this limited partnership interest is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of DQE within the meaning of PUHCA.

     DQE Financial, North Shore Affordable Housing, Mariner Investment Strategies, Monticello Leasing, Monticello Two, Carthage Field, Utrecht, Schiphol, Alkmaar, Montauk Energy Capital, Maasvlakte, Holyhead, Diemen-Flevo, Diemen No. 33, Pigeon Point, COP LFG, Liberation I, Liberation II, EnviroGas, LFG Management, Monteco Gas, GSF Energy, Landfill Gas Production, San Antonio LGP, CRMC, Dade County LGP, Roosevelt, VB, Zion, MASS Energy, Glacier Ridge, NEO-Montauk, Montauk-NEO, Baltimore, Pioneer, CBM, LFG Capital and Bushton Acquisition are organized under the laws of Delaware. Waste Energy Technology is organized under the laws of Nevada. Fresh Gas is organized under the laws of New York.

     (7) DQE Capital Corporation. DQE Capital, a Delaware corporation, is a
         -----------------------
financial services company that provides financing for DQE and its affiliates.

     (8) Cherrington Insurance, Ltd. Cherrington Insurance, a Bermuda
         --------------------------
corporation, provides insurance services to DQE and its affiliates.

     (9) Duquesne Power Inc. Duquesne Power, a Pennsylvania corporation, was
         ------------------
formed in April 2002 to explore various alternative generation supply options, including the construction of a gas-turbine electric generating facility.

     (10) Brighter Light Corporation. Brighter Light, a Pennsylvania
          --------------------------
corporation, has no active operations.



ITEM 2.  Properties

     None of DQE, DQE Enterprises or DQE Energy Services owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

     The principal properties of Duquesne Light consist of electric transmission and distribution facilities and supplemental properties and appurtenances, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns 9 transmission substations and 561 distribution substations (367 of which are located on customer-owned land and are used to service only those customers). Duquesne Light has 592 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 16,420 circuit-miles of lines and cable. Duquesne Light also owns, but does not operate, the Warwick Mine, including approximately 1,200 acres of unmined coal lands and mining rights, located along the Monongahela River in Greene County, Pennsylvania.

     Substantially all of Duquesne Light's properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992.

     Prior to the July 2001 sale of the Pittsburgh Airport energy facility, the principal properties of Allegheny Development consisted of heating and chilling facilities and, to a limited extent, electrical facilities, consisting of one busduct and three unitized capacitors, comprising as a whole a total energy services facility to provide hot water, chilled water and electric energy to the Pittsburgh International Airport, located in Allegheny County in southwestern Pennsylvania.

ITEM 3.  Electric energy sold, purchased and distributed.

     None of DQE, DQE Enterprises or DQE Energy Services sold, distributed or purchased (except for its own use) any kwh of electric energy during 2001.

     (a) During 2001, Duquesne Light sold to customers approximately 13,107,723,000 kwh of electric energy at retail and no kwh of electric energy at wholesale, with associated revenues of approximately $1,017.4 million. During 2001, Duquesne Light sold to other utilities approximately 363,183,000 kwh of electric energy at wholesale, with associated revenues of approximately $10.7 million. During 2001, Allegheny Development sold 54,940,515 kwh of electric energy at retail to a single customer, the County of Allegheny, with associated revenues of $4,058,475. During 2001, DH Energy sold 20,960,000 kwh of electric energy at retail to a single customer, H.J. Heinz, with associated revenues of $419,200. Although treated as an electric utility under PUHCA, MT Energy only operates the airport energy facility owned by the Allegheny County Airport Authority, and did not sell any electric energy at wholesale or retail during 2001.

     (b) During 2001, none of Duquesne Light, Allegheny Development, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, Allegheny Development, MT Energy and DH Energy are incorporated.

     (c) During 2001, Duquesne Light sold at wholesale approximately 65,238,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $2.0 million. During 2001, none of Allegheny Development, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

     (d) During 2001, Duquesne Light purchased approximately 42,459,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $1.6 million. During 2001, none of Allegheny Development, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

      (a) DQE Enterprises holds no interest directly or indirectly in an EWG or a foreign utility company. DQE and DQE Energy Services hold no interest directly or indirectly in a foreign utility company.

          Monmouth Energy, Inc. and Metro Energy LLC are the only EWGs within the DQE system.

          Monmouth Energy, Inc. is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

          Metro Energy LLC is located at the Detroit Metropolitan Airport in Detroit, Michigan. Its facility is capable of producing a nominal 17 megawatts of power from three natural gas-fired reciprocating engines.

      (b) MT Detroit owns a 50 percent limited liability company interest in Metro Energy LLC (the remaining 50% is owned by an unrelated third party). DQE Energy Services is the sole parent of MT Detroit and of Monmouth. DQE is the sole parent of DQE Energy Services.

      (c) As of December 31, 2001, MT Detroit had contributed approximately $5.8 million to Metro Energy for construction of the facility. As of December 31, 2001, DQE Energy Services had invested approximately $10.6 million in Monmouth for construction of the facility. DQE has made no direct investment in either EWG.

          There are no direct or indirect guarantees by DQE, DQE Energy Services or MT Detroit of Metro Energy's or Monmouth's security; provided, that Metro Energy has posted a $4 million letter of credit to support its construction obligations. DQE Financial has collateralized 50% of this obligation (the remaining 50% has been collateralized by the unrelated third party). The letter of credit is scheduled to be canceled on April 25, 2002, when the facility begins commercial operation. No affiliate of DQE has collateralized this obligation.

          With the exception of the disclosure in the immediately preceding paragraph, there is no direct or indirect recourse to DQE, DQE Energy Services or MT Detroit or any other system company for any debt or other financial obligation of Metro Energy or Monmouth.

      (d) Metro Energy's capitalization in 2001 was approximately $11.7 million (50% of which was contributed by MT Detroit). Metro Energy's net income after tax in 2001 was approximately $675,000. Monmouth's capitalization in 2001 was approximately $11.8 million. Monmouth's net income after tax in 2001 was approximately $1.1 million.

      (e) MT Detroit operates and maintains the airport energy facility on Metro Energy's behalf under an Operations and Maintenance Agreement for a flat, monthly fee of $20,833.33. There are no other service, sales or construction contracts between Metro Energy and any system company.

          There are no service, sales or construction contracts between Monmouth and any system company.

EXHIBIT A

       A consolidating statement of income and surplus of DQE for 2001, together with a consolidating balance sheet of DQE as of December 31, 2001, is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed as part of the DQE Annual Report on Form 10-K for the year ended December 31, 2001 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

       A consolidating statement of income and surplus of DQE Enterprises for 2001, together with a consolidating balance sheet of DQE Enterprises as of December 31, 2001, is attached as Exhibit 99.2.

       A consolidating statement of income and surplus of DQE Energy Services for 2001, together with a consolidated balance sheet of DQE Energy Services as of December 31, 2001, is attached as Exhibit 99.3.

       Consolidating financial statements of Duquesne Light, AquaSource, DQE Systems and DQE Financial for 2001 have been filed separately pursuant to a request for confidential treatment.



EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to the associate companies in the holding-company system.

(Subsidiaries are indented under their immediate parent.)

DQE, Inc.
     Duquesne Light Company
     AquaSource, Inc.
     DQE Enterprises, Inc.
     DQE Energy Services, LLC
          Monmouth Energy, Inc. (EWG)
          MT Detroit, Inc.
               Metro Energy, LLC (EWG)
     DQE Systems, Inc.
     DQE Financial Corp.
     DQE Capital Corporation
     Cherrington Insurance Ltd.
     Duquesne Power Inc.
     Brighter Light Corporation

     Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on April 29, 2002.


ATTEST:                             DQE, INC.


   /s/ William J. DeLeo                      By:    /s/ Frosina C. Cordisco
 ----------------------                          --------------------------
William J. DeLeo                          Frosina C. Cordisco
Corporate Secretary                                Vice President and Treasurer


CORPORATE SEAL

ATTEST:                             DQE ENTERPRISES, INC.


   /s/ William J. DeLeo                      By:    /s/ Anthony F. Pekny
 ----------------------                          -----------------------
William J. DeLeo                                   Anthony F. Pekny
Secretary                                      President

CORPORATE SEAL

ATTEST:                             DQE ENERGY SERVICES, INC.


   /s/ William J. DeLeo                      By:    /s/ Philip J. Damiani
 ----------------------                          ------------------------
William J. DeLeo                                   Philip J. Damiani
Secretary                                      President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

                                                            President and
Morgan K. O'Brien                                       Chief Executive Officer
-----------------                                       -----------------------
     (Name)                                                         (Title)

DQE
411 Seventh Avenue
Pittsburgh, PA  15219
---------------------
     (Address)